

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





06027892

March 15, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/15/2006

Howard H. Lamar III
Bass, Berry & Sims PLC
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001

Re: Corrections Corporation of America
Incoming letter dated January 13, 2006

Dear Mr. Lamar:

This is in response to your letter dated January 13, 2006 concerning the shareholder proposal submitted to Corrections Corporation of America by Mercy Investment Program and Province of St. Joseph of the Capuchin Order. We also have received a letter on the proponent's behalf dated February 26, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite and summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key, Sarasota, FL 34242

RECEIVED
2006 JAN 19 PM 12:08

BASS, BERRY & SIMS PLC

Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY

Howard H. Lamar III

PHONE: (615) 742-6209
FAX: (615) 742-2709
E-MAIL: hlamar@bassberry.com

AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200

January 13, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Corrections Corporation of America – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Corrections Corporation of America, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by Mercy Investment Program and the Province of St. Joseph of the Capuchin Order (the "Proponents") may properly be omitted from its proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "Annual Meeting").

The Proposal

Pursuant to Rule 14-8(j)(2), the Company is enclosing six copies of each of the following: (i) this letter (which constitutes both the required statement of reasons and supporting opinion of counsel) and (ii) two letters dated December 6, 2005 from the Proponents to the Company, with the Proposal attached thereto, along with all written correspondence with the Proponents (Exhibit A). In accordance with Rule 14a-8(j)(1), a copy of this submission is being sent simultaneously to the Proponents.

The text of the resolution set forth in the Proposal is as follows:

"RESOLVED: The shareholders request that the Board's Compensation Committee, when setting executive compensation, include social responsibility as well as corporate governance financial criteria in the evaluation."

Discussion

The Company has concluded that the Proposal may be properly omitted from its Proxy Materials for several reasons. First, the Proposal attempts to impact general employee compensation, a subject the Staff has repeatedly stated relates to ordinary business operations under Rule 14a-8(i)(7) and, thus, is a matter reserved to the Company's judgment. Second, pursuant to Rule 14a-8(i)(3), substantial portions of the Proposal are inherently vague or irrelevant so as to confuse shareholders. Assuming the Proposal was approved by the Company's shareholders, it would leave the Company's Compensation Committee with virtually no guidance as to what actions the Proposal requires or how to evaluate the Proposal's broad social responsibility "criteria."

Although the Company believes these matters are sufficient to support exclusion of the Proposal from its Proxy Materials, should the Staff disagree with its conclusions, the Company asserts that certain statements included in the Proposal (including citations to two articles) are materially misleading and, as a result, the Proposal must be significantly modified in accordance with Rule 14a-8(i)(3). The specific reasons and support for the conclusions of the Company that omission or modification is proper are set forth below.

I. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that deals with a matter relating to the company's "ordinary business operations." The Staff has defined this exclusion to include proposals relating to "general compensation issues." See Lucent Technologies Inc. (November 6, 2001) and CoBancorp Inc. (February 22, 1996). In its Staff Legal Bulletin No. 14A, the Staff drew a clear distinction between shareholder proposals that relate only to senior executive officers and directors, which are not excludable, and shareholder proposals that relate to a broader group of senior executive officers, directors and employees, which, generally, are excludable. Division of Corporation Finance: Staff Legal Bulletin No. 14A – Shareholder Proposals (July 12, 2002). In addition, the Staff has repeatedly taken the position in no-action letters that shareholder proposals that are not clearly directed at senior executive compensation may be properly excluded under Rule 14a-8(i)(7). See e.g. Ascential Software Corporation (April 4, 2003) (allowing the omission of a proposal under Rule 14a-8(i)(7) that addressed compensation policies and practices that extended beyond senior executive compensation); Phillips Petroleum Co. (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that referenced "the Chairman and other officer" because it related to general compensation); Reliant Energy Inc (March 18, 2004) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that called for the adoption of an "executive compensation policy" without defining "executive"); Lucent Technologies Inc. (November 6, 2001) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that addressed the salaries of "all officers and directors" as relating to general compensation matters); and Minnesota Mining and Manufacturing (March 4, 1999) (allowing exclusion of a proposal that limited the compensation of the "top 40 executives" because it related to ordinary business operations). For the reasons set forth below, the Company believes that the Proposal targets broader compensation policies and practices than senior executive compensation and, therefore, may be excluded from the Proxy Materials.

First, the Proposal does not relate only to senior executive compensation. Rather, the Proposal refers to "*executive compensation*" generally, "*top executives*" and the pay of "*top officers*" (emphasis added). The Company and its subsidiaries have numerous executives, officers and employees whose roles and responsibilities would place them in these categories. In particular, Rule 105 of the Securities Act of 1933 (the "Securities Act") and Rule 3b-7 of the Exchange Act define "executive officer" as a company's "president, any vice president...in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions." Moreover, these rules define "officer" as a company's "president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing corresponding function...". Assuming these definitions were to apply, the Proposal would seemingly impact a wider range of employees than what the Company considers "senior executive officers."

The Staff has previously decided that shareholder proposals that are vague, overly broad, fail to adequately define who is included in the definition of "executive" or not clearly restricted to senior executive compensation may be excluded from proxy materials. See Cincinnati Bell, Inc. (February 9, 2000) (allowing the omission of a shareholder proposal that failed to identify who was included in the definition of "executive" and therefore could be read broadly enough to include anyone in the company's management unless the proposal was revised to indicate which employees would be impacted by the proposal) and FPL Group (February 3, 1997) (allowing the omission of a shareholder proposal that addressed compensation of "upper management" and "supervisors" as being overly broad). Since the Proposal can be read broadly enough to encompass a number of individuals who are not "senior" executive officers of the Company, the Company believes that it may be deemed to address "general compensation matters" and, as such, is properly excludable from the Proxy Materials.

Second, although the lead-in to the Proposal refers to "executive compensation," the third criteria listed in the supporting statement asks the Board's Compensation Committee to consider fair labor standards so that "*employees and their supervisors*" (emphasis added) are "compensated justly." This criterion is clearly not limited to even executive compensation. Rather, the broad scope of this criterion indicates intent on the part of the Proponents to affect general employee compensation. When executive compensation and general compensation matters are intertwined in a proposal, the Staff has consistently determined that the proposal is not a proper subject for shareholder action and may be excluded as relating to ordinary business operations. See e.g. Comshare Incorporated (September 5, 2001) (allowing the exclusion of a proposal seeking to improve disclosure of a company's strategy for awarding stock options to top executives and directors); and AT&T Corp. (February 29, 2000) (allowing the exclusion of a proposal that sought to modify a stock-based incentive plan pursuant to which the company granted stock options to all employees). Furthermore, the Staff has consistently taken the position that a proposal may be omitted under Rule 14a-8(i)(7) where the proposal deals with matters relating to the conduct of the company's ordinary business, even if the Staff concludes that certain matters covered by the proposal may be outside the scope of ordinary business. See e.g. E*Trade Group, Inc. (October 31, 2000)(allowing the exclusion of a proposal when two of the four means suggested to enhance shareholder value related to ordinary business matters and two did not); and Z-Seven Fund, Inc. (November 3, 1999) (allowing exclusion of a proposal with the Staff noting "although part of the proposal appears to address matters outside the scope of ordinary business, certain matters contained in the proposal refer to ordinary business matters").

Due to the Proponents' failure to limit the Proposal to compensation of senior executive officers and the fact that the implementation of the Proposal would affect general employee compensation matters, the Company believes that the Proposal relates to ordinary business operations and may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is so vague and indefinite as to be inherently misleading and it contains misleading statements.

Rule 14a-8(i)(3) provides that shareholder proposals may be properly excluded if the proposal or supporting statement is contrary to the Commission's proxy rules. In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), the Staff clarified its position with respect to the exclusion of shareholder proposals in reliance on Rule 14a-8(i)(3). Of particular relevance to the Proposal, the Staff highlighted the following two situations when modification or exclusion of a proposal may be appropriate:

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal require; and

- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

With respect to the first situation, consistent with the position set forth in SLB 14B, the Staff has allowed companies to exclude proposals containing criteria that are vague and indefinite. See e.g., Woodward Governor Company (November 26, 2003) (proposal that the company implement a compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable); and Alcoa Inc. (December 24, 2002) (proposal that the company commit itself to the full implementation of the human rights standards set forth in the conventions of the International Labor Organization excluded as vague and indefinite). Here, the Proposal asks the Company to consider four "social responsibility criteria" when setting executive compensation. For the reasons listed below, these criteria are so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what the proposal requires.

The first criterion is "protection of the human rights of prisoners-civil, political, social, environmental, cultural and economic-based on internationally recognized standards." Although the criterion references "internationally recognized standards," it is unclear as to what standards are being referred to and how the Board's Compensation Committee is supposed to weigh these when setting executive compensation. The same is true for the second criterion, which asks the Board's Compensation Committee to consider "consistent standards for health care and safety" when setting executive compensation. The "standards" referred to are unstated and unknown. This criterion is also vague as to whether the Compensation Committee should look for compliance or mere consistency when it comes to analyzing these standards. In listing the third criterion, "compliance with fair labor standards so that employees and their supervisors are trained appropriately and compensated justly," the Proposal not only fails to identify specific fair labor standards to consider, but it also fails to explain what it means it be "trained *appropriately*" or "compensated *justly*" and whether this determination requires a subjective evaluation. Furthermore, the fourth criterion, "services that are fairly priced for inmates and their families, e.g., telephone calls," does not provide any kind of reference for how to evaluate whether services are "fairly priced," and, except for telephone calls, it is unclear as to what the scope of applicable "services" would be. In addition, as discussed above, the Proposal's references to "top executives" and "top officers" are so broad as to implicate numerous officers and employees of the Company and its subsidiaries. Overall, assuming the Proposal was approved by the Company's shareholders, the Compensation Committee would be required to implement a Proposal that fails to (1) define critical terms, (2) provide proper guidance as to how any of the criteria should be implemented or (3) clarify what individuals to whom the Proposal applies.[1] For all of these reasons, the Company believes it has the right to exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(3).

Similarly, the Proposal is excludable under Rule 14a-8(i)(3) because substantial portions of the Proposal are irrelevant to executive compensation and, thus, create a strong likelihood for shareholder confusion. There are numerous precedents that allow the exclusion of supporting

[1] The Company believes it is important to note that its Compensation Committee Charter, attached hereto as Exhibit B, is appropriately drafted broadly enough so as to allow the Committee, in its discretion, to consider social responsibility as an additional factor when setting compensation. In addition, all directors and employees, including executive officers, are subject to our Code of Ethics and Business Conduct, which is designed to promote an environment in which ethics and compliance issues, including those related to social responsibility, can be raised (see Exhibit C).

statements (or portions thereof) that are unrelated to the primary subject of the proposal, in particular as such statements may be misleading in violation of Rule 14a-9. See e.g. Sara Lee Corporation (March 11, 2004) (entire supporting statement excluded as unrelated to proposal on charitable contributions); Albertsons, Inc. (March 1, 2004) (the Staff required the deletion of a discussion regarding farmed salmon and shrimp in proposal relating to annual elections for directors); Dominion Resources, Inc. (January 24, 2002) (proponent instructed to delete discussion of the relocation of the company's headquarters in supporting statement for proposal relating to poison pills); and Burlington Northern Sante Fe Corporation (January 31, 2001) (permitting exclusion of statements regarding hazardous waste and environmental matters from a proposal relating to a shareholder rights plan). Here, the Proposal states that "the privatization of corrections services has raised concerns about the degree of public oversight, including...the role and propriety of the American Legislative Exchange Counsel (ALEC)...". It then provides citations to two articles that reference the Company's membership in ALEC. Although the Company is, in fact, a member of this organization and its Criminal Justice Task Force (both of which are described in detail on ALEC's website, http://www.alec.org), such memberships do not relate to the subject matter of the Proposal, i.e., compensation. The Proposal fails either to identify how the Board's Compensation Committee should evaluate these memberships when setting executive compensation or to establish a viable connection between these two disparate topics. Without an apparent link between these topics, there is a strong likelihood that shareholders would be confused as to whether such memberships would be affected by the Proposal. Furthermore, the Company believes that use of these articles reveals that the thrust of the Proposal is not about compensation as much as it is an opportunity to indirectly criticize activities of the ALEC and/or somehow imply improper conduct on the part of the Company as a member of that organization.

Apart from the two article citations, the Proposal also provides that "more than twenty-five percent of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting compensation packages." However, whether this statistic is true is irrelevant to the social responsibility criteria that the Proposal actually recommends to consider when setting executive compensation – none of which mention diversity or a concern for protecting the environment. Once again, the Company believes that use of this statistic will create confusion amongst its shareholders as to what matters are being presented pursuant to the Proposal.

Although the Company believes that it may exclude the Proposal under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3), if the Staff does not agree that the Proposal is excludable in its entirety based on the arguments set forth in this letter, the Company asks that, at a minimum, it be permitted to exclude the statistic set forth above, as well as all references to the ALEC, as irrelevant. In addition, as explained above, the Proponents should be required to provide further clarification and guidance with regards to the social responsibility criteria that are listed in the Proposal's supporting statement.

Conclusion

For the reasons contained in this letter and based on the authorities cited herein, the Company believes that the Proposal may properly be omitted from its Proxy Materials (i) under Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to the Company's ordinary business operations and (ii) under Rule 14a-8(i)(3) because it violates Rule 14a-9. Accordingly, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from the Company's Proxy Materials.

Should the Staff disagree with the Company's conclusions regarding the omission of the Proposal from the Proxy Materials, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at 615-742-6209.

Thank you for your prompt attention to this matter.

Sincerely,



Howard H. Lamar III

Enclosures

cc: G.A. Puryear IV
Scott Craddock

Exhibit A

(See attached)

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone/Fax 212-674-2542 ~ E-mail heinonenv@juno.com


RECEIVED
DEC 0 8 2005
Executive Office

December 6, 2005

John D. Ferguson
Vice-Chair of the Board, Chief Executive Officer, President
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Dear Mr. Ferguson:

On behalf of the Mercy Investment Program, I am authorized to submit the following resolution which asks the Board's Compensation Committee, when setting executive compensation, to include social responsibility as well as corporate governance and financial criteria in the evaluation, for inclusion in the 2006 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Program is sponsoring the resolution with the Province of St. Joseph, Capuchin Fathers.

Mercy Investment Program is a cooperative investment program for the Sisters of Mercy. As such, MIP endeavors to offer a financial and social return to its investors. Our program encourages implementation and evaluation of socially responsible policies on the parts of the companies in which we invest. We are concerned about conditions in U.S. prisons and immigration facilities and that has led us to the belief that social criteria should be part of the evaluation of senior management.

Mercy Investment Program is the beneficial owner of 200 shares of Corrections Corporation of America stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.

Corrections Corporation of America
Incorporate Social Criteria in Executive Compensation -- 2006

WHEREAS:

The size of executive compensation has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider a company's social as well as financial performance.

Top executives, too often, have received considerable increases in compensation packages even when a company's performance in the areas of finance and/or social responsibility has been mediocre or poor.

The relationship between a company's executive compensation and social responsibility is an important issue. For instance, should the pay of top officers be reduced if there is evidence that a company is associated with a pattern of unlawful discrimination or poor environmental performance, especially if the result may be causing damage to the company's reputation, costly fines, or protracted litigation?

The privatization of corrections services has raised concerns about the degree of public oversight over their operations, including:

- The quality of healthcare services in privately run facilities. See, "Hidden Hell: Women in Prison," *Amnesty Now* (Fall 2004), at 10.
- The role and propriety of the American Legislative Exchange Counsel (ALEC), funded in part by private prison companies, in advocating tougher sentencing laws in Wisconsin and other states. See, e.g., "Tough-on-Crime Measures Increase Prison Population," American Radio Works, http://americanradioworks.publicradio.org/features/corrections/laws4html. See also, Karen Olson, "Ghostwriting the Law," *Mother Jones* (September/October 2002).

These and similar questions deserve the careful scrutiny of our Board and its Compensation Committee. Many companies now use social responsibility criteria in setting executive compensation. For example, more than twenty-five percent of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting compensation packages; and several—including Chevron Texaco, Coca Cola, and Proctor & Gamble—report that they use both of these criteria. At least seventy percent use at least one social responsibility criterion.

Tying social responsibility to executive compensation will provide a strong incentive for our Company's executives to improve its performance in the area of social responsibility. Social criteria, for example, may be added to the list of factors already noted in the Compensation Committee Charter (2005) that are used to determine the long-term incentive portion of CEO compensation. Further, such criteria are consistent with our Company's Corporate Compliance Manual (2005).

RESOLVED:

The shareholders request that the Board's Compensation Committee, when setting executive compensation, include social responsibility as well as corporate governance financial criteria in the evaluation.

SUPPORTING STATEMENT

We recommend that the criteria include:

5. Protection of the human rights of prisoners–civil, political, social, environmental, cultural and economic–based on internationally recognized standards.
6. Consistent standards for health care and safety with particular emphasis on inmates experiencing HIV/AIDS, mental health problems, pregnancy, and cancer.
7. Compliance with fair labor standards so that employees and their supervisors are trained appropriately and compensated justly for the management of immigration facilities, prisons and prisoners.
8. Services that are fairly priced for inmates and their families, e.g., telephone calls.

Corporate Responsibility Program
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, Wisconsin 53233
(414) 232-9705
Fax (414) 271-0637


RECEIVED
DEC 0 8 2005
Executive Office

December 6, 2005

John D. Ferguson
Vice-Chair of the Board, Chief Executive Officer, President
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Dear Mr. Ferguson:

On behalf of the Province of St. Joseph of the Capuchin Order, I am authorized to submit the following resolution which asks the Board's Compensation Committee, when setting executive compensation, to include social responsibility as well as corporate governance and financial criteria in the evaluation, for inclusion in the 2006 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Capuchin Province of St. Joseph is joining the Mercy Investment Program in filing this resolution.

Our provincial investment policies encourage us to provide a social as well as a financial return for our investments, which help to support our various ministries, the healthcare needs of our friars and employees, and other needs. We encourage implementation and evaluation of socially responsible policies on the parts of the companies in which we invest. We are concerned about conditions in U.S. prisons and immigration facilities and that has led us to the belief that social criteria should be part of the evaluation of senior management.

The Province of St. Joseph of the Capuchin Order is the beneficial owner of over 200 shares of Corrections Corporation of America stock. Verification of ownership will be sent under separate cover. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Thank you for your consideration.

Sincerely yours,

Rev. John Celichowski, OFM Cap.

Corrections Corporation of America
Incorporate Social Criteria in Executive Compensation -- 2006

WHEREAS:

The size of executive compensation has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider a company's social as well as financial performance.

Top executives, too often, have received considerable increases in compensation packages even when a company's performance in the areas of finance and/or social responsibility has been mediocre or poor.

The relationship between a company's executive compensation and social responsibility is an important issue. For instance, should the pay of top officers be reduced if there is evidence that a company is associated with a pattern of unlawful discrimination or poor environmental performance, especially if the result may be causing damage to the company's reputation, costly fines, or protracted litigation?

The privatization of corrections services has raised concerns about the degree of public oversight over their operations, including:

- ➢ The quality of healthcare services in privately run facilities. See, "Hidden Hell: Women in Prison," *Amnesty Now* (Fall 2004), at 10.
- ➢ The role and propriety of the American Legislative Exchange Counsel (ALEC), funded in part by private prison companies, in advocating tougher sentencing laws in Wisconsin and other states. See, e.g., "Tough-on-Crime Measures Increase Prison Population," American Radio Works, http://americanradioworks.publicradio.org/features/corrections/laws4html. See also, Karen Olson, "Ghostwriting the Law," *Mother Jones* (September/October 2002).

These and similar questions deserve the careful scrutiny of our Board and its Compensation Committee. Many companies now use social responsibility criteria in setting executive compensation. For example, more than twenty-five percent of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting compensation packages; and several—including Chevron Texaco, Coca Cola, and Proctor & Gamble—report that they use both of these criteria. At least seventy percent use at least one social responsibility criterion.

Tying social responsibility to executive compensation will provide a strong incentive for our Company's executives to improve its performance in the area of social responsibility. Social criteria, for example, may be added to the list of factors already noted in the Compensation Committee Charter (2005) that are used to determine the long-term incentive portion of CEO compensation. Further, such criteria are consistent with our Company's Corporate Compliance Manual (2005).

RESOLVED:

The shareholders request that the Board's Compensation Committee, when setting executive compensation, include social responsibility as well as corporate governance financial criteria in the evaluation.

SUPPORTING STATEMENT

We recommend that the criteria include:

1. Protection of the human rights of prisoners–civil, political, social, environmental, cultural and economic–based on internationally recognized standards.
2. Consistent standards for health care and safety with particular emphasis on inmates experiencing HIV/AIDS, mental health problems, pregnancy, and cancer.
3. Compliance with fair labor standards so that employees and their supervisors are trained appropriately and compensated justly for the management of immigration facilities, prisons and prisoners.
4. Services that are fairly priced for inmates and their families, e.g., telephone calls.

CORRECTIONS CORPORATION OF AMERICA

G.A. Puryear IV
General Counsel

December 21, 2005

Valerie Heinonen, OSU
Consultant, Corporate Social Responsibility
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10009

Re: Shareholder Proposal

Dear Ms. Heinonen:

Corrections Corporation of America ("CCA") has received the shareholder proposal that you submitted on behalf of Mercy Investment Program under SEC Rule 14a-8 by letter dated December 6, 2005.

Rule 14a-8 provides that you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit your proposal. Your letter stated that verification of Mercy's ownership of 200 shares of CCA stock would follow. As of today's date, CCA has not received the promised verification. Accordingly, I am writing to request that you provide evidence, within 14 days of receiving this letter, of Mercy's ownership of the required amount of CCA stock. Please direct the evidence of ownership to my attention. If Mercy does not have the required holdings of CCA common stock, then the proposal is not eligible under Rule 14a-8 to be presented at our stockholders meeting.

Thank you for your interest in CCA.

Sincerely,



Gus Puryear

10 Burton Hills Boulevard, Nashville, Tennessee 37215, Phone: 615-263-3014, Fax: 615-263-3020

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60675
(312) 630-6000



Northern Trust


RECEIVED
JAN 03 2006
By

December 27, 2005

G.A. Puryear IV, General Counsel
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Dear Mr. Puryear:

This letter will certify that as of December 1, 2005 Northern Trust Corporation, as Custodian, held for the beneficial interest of the Mercy Investment Program 200 shares of Corrections Corporation of America. The shares are held in the name of Howe and Co.

Further, please note that the Northern Trust Corporation has continuously held Corrections Corporation of America stock on behalf of the Mercy Investment Program since September, 2002.

If you have any questions concerning this matter, please do not hesitate to contact me.

Sincerely,

Brian M. Campo
Vice President
The Northern Trust Company
(312) 444-4572

Cc: Sr. Valerie Heinonen, Mercy Investment Program

Exhibit B

(See attached)


CORRECTIONS CORPORATION OF AMERICA

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COMMITTEE CHARTERS

Audit Committee | Compensation Committee | Executive Committee | Nominating and Governance Committee |



**CORRECTIONS CORPORATION OF AMERICA
(THE "COMPANY")
COMPENSATION COMMITTEE CHARTER**

A. Purpose

The purpose of the Compensation Committee is to discharge the responsibilities of the Board of Directors of the Company relating to compensation of the Company's executive officers, as well as to oversee the Board's evaluation of such officers. The Compensation Committee is also responsible for producing an annual report on executive compensation for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations.

B. Structure and Membership

1. Number. The Compensation Committee shall consist of at least two (2) members of the Board of Directors.

2. Independence. Except as otherwise permitted by the applicable rules of the New York Stock Exchange, each member of the Compensation Committee shall be an "independent director" as determined in accordance with the applicable rules of the New York Stock Exchange.

3. Chair. Unless the Board of Directors elects a Chair of the Compensation Committee, the Compensation Committee shall elect a Chair by majority vote.

4. Compensation. The compensation of Compensation Committee members shall be as determined by the Board of Directors.

5. Selection and Removal. Members of the Compensation Committee shall be appointed by the Board of Directors, upon the recommendation of the Nominating and Governance Committee. The Board of Directors may remove members of the Compensation Committee from such committee, with or without cause.

C. Authority and Responsibilities

General

1. The Compensation Committee shall discharge its responsibilities, and shall assess the information provided by the Company's management, in accordance with its business judgment.

Compensation Matters

2. CEO Compensation. The Compensation Committee shall annually review and approve corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer (the "CEO"), evaluate the CEO's performance in light of those goals and objectives, and set the CEO's compensation level based on this evaluation. In determining the long-term incentive component of the CEO's compensation, the Compensation Committee shall consider, among other factors, the Company's performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the CEO in past years.

3. Executive Officer Compensation. The Compensation Committee also shall review and make recommendations to the Board of Directors as to the compensation of the Company's executive officers other than the CEO, including salary, bonus, and incentive compensation levels, deferred compensation, executive perquisites, equity compensation (including awards to induce employment), severance arrangements, change-in-control benefits, and other forms of executive officer compensation. In connection with its review and approval of

executive officer compensation, the Committee shall oversee evaluation of the performance of the executive officers.

4. Plan Recommendations and Approvals. The Compensation Committee shall periodically review and make recommendations to the Board of Directors with respect to incentive-compensation plans and equity-based plans, as well as the number of options to be reserved each fiscal year for grant to employees. The Compensation Committee shall review and approve all equity compensation plans and amendments.

5. Incentive Plan Administration. The Compensation Committee shall exercise all rights, authority, and functions of the Board of Directors under all of the Company's stock option, stock incentive, employee stock purchase, and other equity-based plans, including without limitation, the authority to interpret the terms thereof, to grant options thereunder, and to make stock awards thereunder; provided, however, that, except as otherwise expressly authorized to do so by a plan or resolution of the Board of Directors, the Compensation Committee shall not be authorized to amend any such plan.

6. Director Compensation. The Compensation Committee shall periodically review and make recommendations to the Board of Directors with respect to director compensation, including director compensation guidelines.

7. Compensation Committee Report on Executive Compensation. The Compensation Committee shall prepare for inclusion where necessary in a proxy or information statement of the Company relating to an annual meeting of security holders at which directors are to be elected (or special meeting or written consents in lieu of such meeting), the report described in Item 402(k) of Regulation S-K.

8. Compensation Committee Report on Repricing of Options/SARs. If during the last fiscal year of the Company (while the Company was a reporting company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the rules and regulations thereunder (the "Exchange Act"), any

adjustment or amendment was made to the exercise price of any stock option or stock appreciation right previously awarded to a "named executive officer" (as such term is defined from time to time in Item 402(a)(3) of Regulation S-K), the Compensation Committee shall furnish the report required by Item 402(i) of Regulation S-K

Other Matters

9. Succession Planning. The Compensation Committee shall assist the Nominating and Governance Committee with respect to succession planning for the Company's Chief Executive Officer, other senior executives, and other key personnel within the Company.

D. Procedures and Administration

1. Meetings. The Compensation Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Compensation Committee shall keep such records of its meetings as it shall deem appropriate.

2. Subcommittees. The Compensation Committee may form and delegate authority to one or more subcommittees as it deems appropriate from time to time under the circumstances (including a subcommittee consisting of a single member). In the event that each member of the Compensation Committee does not qualify as a "non-employee director," as such term is defined from time to time in Rule 16b-3 promulgated under the Exchange Act ("Rule 16b-3"), and an "outside director," as such term is defined from time to time in Section 162(m) of the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder ("Section 162(m)"), the Compensation Committee shall create a subcommittee consisting of at least two members of the Compensation Committee who are "non-employee directors" and "outside directors," which subcommittee will have sole responsibility with respect to the approval of (i) all transactions between the Company and an officer or director of the Company involving a grant, award, or other acquisition of securities from the Company (other than a Discretionary Transaction, as defined in

Rule 16b-3) and (ii) all compensation subject to Section 162(m).

3. Reports to Board. The Compensation Committee shall report regularly to the Board of Directors.

4. Charter. The Compensation Committee shall periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

5. Consulting Arrangements. The Compensation Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation and shall have sole authority to approve the consultant's fees and other retention terms. The Compensation Committee shall also have authority to commission compensation surveys or studies as the need arises. The Compensation Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such consultants as established by the Compensation Committee.

6. Independent Advisors. The Compensation Committee shall have the authority to engage such independent legal, accounting, and other advisors as it deems necessary to carry out its responsibilities. Such independent advisors may be the regular advisors to the Company. The Compensation Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Compensation Committee.

7. Investigations. The Compensation Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee, or advisor of the Company to meet with the Compensation Committee or any advisors engaged by the Compensation Committee.

8. Annual Self-Evaluation. At least annually, the Compensation Committee shall evaluate its own performance.

9. Additional Powers. The Compensation Committee shall take such other actions or have such other duties as may be required by law, assigned by the Company's Bylaws or Corporate Governance Guidelines, or delegated from time to time by the Board of Directors.

Exhibit C

(See attached)

Integrity ▪ Respect ▪ Trust ▪ Loyalty ▪ Integrity ▪ Respect ▪ Trust ▪ Loyalty


CCA
CORRECTIONS CORPORATION OF AMERICA


Code of Conduct

A Guide to our Code of Ethics and Business Conduct

Business Conduct Program — Integrity, Respect, Trust, Loyalty

Do the right thing.

At CCA, true success means doing things the right way. What is the right way? Often the answer is simple, but sometimes it's not. This guide can help you. Review it carefully, then make a commitment to:

- apply the CCA Way Guiding Principles to your actions every day
- adhere to the Code of Conduct
- perform your duties faithfully and in accordance with applicable policies and procedures
- seek guidance when you have questions or concerns
- prevent misconduct when you can and report it when you can't
- if you are a supervisor or manager, lead by example and respond constructively when concerns are presented.

By keeping these commitments, you will be doing — and helping CCA do — the right thing.



Clear conscience never fears midnight knocking.

—Chinese proverb

The CCA Way

Vision

To be the best full-service adult corrections company in the United States.

Mission

In partnership with government, we will provide a meaningful public service by operating the highest quality adult corrections company in the United States.

Guiding Principles

As Corrections Professionals

Integrity
Be honest and highly ethical. Always do the right thing, with honorable intentions.

Respect
Treat each other and offenders as we want to be treated. Appreciate the authority given to us and always use it appropriately.

Trust
Be competent and reliable. Build positive relationships.

Loyalty
Dedicate ourselves to our profession, our responsibilities and each other.

As a Company

Safety and security
Dedicate every action to safe and secure correctional facilities. Through training, skill and courage, protect our communities, individuals in our care and each other.

Quality
Provide excellent correctional services every day. Offer positive programs to help offenders.

Accountability
Hold ourselves responsible for every action. Be good stewards of our customers' interests.

Service-driven
Serve our government partners and communities with pride and dedication. Be flexible. Be great problem-solvers. Deliver on our promises.

Cost effectiveness
Provide honest, fair and competitive pricing to our partners. Deliver value to our shareholders.

Teamwork
Share, inspire and help one another daily. Don't let others down, because together we make greater contributions.

Communication
Listen well. Share information. Speak honestly and openly with intent to always improve our efforts.

Innovation
Think creatively and boldly. Value resourcefulness. Embrace our heritage as the adult private corrections industry founder and leader.

"CCA's vision, mission and guiding principles define who we are as individuals — personally and professionally — and who we are, collectively, as a company. These values are, ultimately, a code to guide us in our interactions with our coworkers, our customers and the communities we serve."



— John D. Ferguson, CEO

Code of Conduct: An Overview

The Code of Ethics and Business Conduct (also referred to as the Code of Conduct) reflects our Guiding Principles — in particular integrity, respect, trust and loyalty — and contains policies and standards that are critical to our ability to live up to these values as individuals and as an organization. Review the overview on pages 4-6 and refer to the full Code beginning on page 9 for a detailed look at the policies that are most important to your role and responsibilities. Keep a copy of the Code on hand to consult as issues arise.

Basic Responsibilities

Understand and follow applicable legal and policy requirements. Adhere to high standards of business conduct and personal ethics in your work. Living by the rules starts with knowing what the rules are. However, no set of policies or rules can address every situation. We sometimes face circumstances that do not have easy answers. In these cases, consider the CCA Way Guiding Principles and assess your options using the policies and standards of the Code of Conduct. If you are still unsure, seek guidance. For more information, see page 11.

Reporting Misconduct and Seeking Guidance

Report and, if possible, prevent misconduct. Seek guidance if you have questions. If you become aware of misconduct, you must report it. You should also take reasonable steps whenever possible to prevent violations before they occur. If you are concerned that conduct may be unlawful or unethical but are not sure, seek guidance. Confidentiality and non-retaliation policies apply for those who report misconduct or seek guidance in good faith. For more information, see page 12.

Conflicts of Interest, Corporate Opportunities and Gifts

Avoid conflicts of interest and the appearance of conflicts. A conflict of interest occurs when a personal interest of yours — such as a financial interest or family connection — could affect your ability to perform your job objectively and in the best interests of the company. Situations that can raise potential conflicts include: service as a director or employee of non-CCA businesses; the provision of goods or services to CCA by an entity that you have an interest in; taking personal advantage of business opportunities that could be of interest to CCA; accepting gifts from vendors; and helping family members or friends in matters concerning CCA. If you face a situation that presents a potential conflict of interest, consult the Code and, if necessary, contact an appropriate manager or the Legal department. For more information, see page 14.

Political Activity and Government Relations

Be above reproach when it comes to political involvement, dealing with present or former government officials and seeking business from the government. As a government contractor, we must strictly adhere to all applicable laws and regulations governing involvement in the political process and avoid even the appearance of impropriety in dealing with government officials or seeking business from the government. Campaign contributions, gifts to government officials and hiring current and former government officials must be in accordance with applicable law and pre-screened by the Legal department. Never make a false claim for payment to the government, and scrupulously avoid making false or misleading statements to government officials. For more information, see page 17.

Code of Conduct: An Overview continued

Business and Confidential Information

Protect the integrity of company records, and do not improperly use or disclose confidential information. You are required to maintain accurate records in accordance with the company's records retention policy. Falsifying or improperly altering or destroying company documents, such as when they are subject to a discovery request or official government proceeding, is strictly prohibited. Protect the company's trade secrets and confidential information, and only handle confidential information of competitors and companies with which we do business in accordance with sound and ethical commercial practices. Do not share employee or offender personal information except in accordance with policy and applicable law (such as HIPAA). For more information, see page 19.

Business Conduct and Fair Dealing

Conduct business fairly and in good faith. Perform your duties in good faith and in the best interests of the company within the confines of sound and ethical business practice and applicable law. Never take unfair advantage of customers, suppliers or competitors by, for example, abusing confidential information or giving or accepting bribes. Exercise caution in situations that could give rise to anti-trust concerns, such as agreements with competitors, suppliers or customers that would restrict competition. Seek legal guidance when such concerns are present. Contacts or dealings with competitors must be pre-screened by the Legal department to ensure compliance with anti-trust laws. For more information, see page 21.

Protection and Use of Company Property

Protect company property and use it only for its intended purpose. Company property — from buildings to computer and telephone systems to paper clips — is valuable and intended for business use. It must be preserved, protected and used for its intended purpose. For more information, see page 22.

Accurate and Timely Periodic Reports

Prepare and maintain accurate and reliable financial records. Provide accurate and timely disclosure to regulators and the investing public. CCA is committed to full, fair, accurate, timely and understandable reporting to the Securities and Exchange Commission and the investing public. Prepare accounts and records, such as expense accounts, vouchers, bills, payroll records and disclosure documents, honestly and with care. Assist our vigorous efforts to comply with generally accepted accounting principles, maintain effective internal accounting and disclosure controls and procedures and disclose full and accurate information in an orderly and timely manner. For more information, see page 23.



Code of Conduct: An Overview continued

Insider Trading

Never attempt to profit or help others profit from material nonpublic information that you learn in the course of your duties. Violations of insider trading laws carry serious consequences for the individuals involved and, in some cases, for the company. Our Insider Trading Policy is designed to avoid such violations by prohibiting attempts to take advantage of material, nonpublic information learned in the course of service to CCA, whether by direct trading or by "tipping" others. The policy also provides guidelines concerning particular types of transactions in CCA securities and additional rules that apply to members of our Board of Directors, Executive Officers and certain other employees designated by management. Maintain familiarity with this policy and strictly adhere to it. For more information, see page 24.

Employment and Work Environment

Help ensure a safe work environment that is free of unlawful discrimination and harassment, and characterized by respect and open communication. We share responsibility for maintaining a workplace that is safe, respectful and free of unlawful discrimination and harassment. Never engage in or tolerate sexual harassment or unlawful discrimination, such as basing an employment decision on race, sex, age, religion, handicap or any other impermissible factor. Follow our workplace safety policies and procedures and look for ways we can improve. Abide by our drug-free workplace policy. Treat each other with respect, encourage open communication and appropriately resolve ethical concerns. For more information, see page 25.

External Communications

Speak or respond to requests for information on behalf of the company only if you are authorized to do so. From time to time, we receive requests for information from the government or the media. In other cases, we wish to make our views on matters affecting our business known to legislators, governmental agencies, the media or the public at large. In order to ensure that such communications are complete, properly coordinated and in accordance with law, and to protect the rights of those involved in the case of certain types of inquiries, such communications may only be made by authorized persons in accordance with guidelines set forth in the Code of Conduct. For more information, see page 27.

Facility Employee Standards of Conduct

Observe the standards set forth in the Facility Employee Supplement to the Code of Conduct. Employees assigned to or working at our correctional facilities must also follow the standards set forth in the Facility Employee Supplement to the Code of Conduct. These standards are designed to promote safe and secure facilities and professionalism toward inmates/residents, fellow staff and visitors, and to ensure protection of offenders' legal rights. For more information, see page 28.

Integrity is doing the right thing, even if nobody is watching.

—Anonymous

Addressing Concerns and Getting Help

How to identify and address a concern

1. **Stay informed.** Periodically review the Code of Conduct. Stay familiar with rules, policies and developments that affect your job and the company.

2. **Be aware.** Consider your own behavior first, but also pay attention to others around you.

3. **Trust your instincts.** If something feels wrong, ask yourself: Is it illegal? Could it harm someone or the company? Would I feel uncomfortable if others knew about it?

4. **Get the facts.** To the extent possible, gather the information you need to confirm that a problem exists. Assess the information in light of the CCA Way Guiding Principles, the Code of Conduct and other relevant policies.

5. **Make a decision and act.** Discuss the issue with your supervisor or an appropriate manager, or contact the Legal department or a Human Resources representative. If you are uncomfortable speaking with someone directly or have tried to do so unsuccessfully, report it through the Ethics & Compliance Helpline.

If you would like to be treated with respect, you must first treat others with respect.

—Unknown

Using the Helpline

When should I use the Helpline?

The Helpline is intended for good faith reports of misconduct or requests for guidance when you believe your concern cannot be addressed through other means. "Good faith" does not mean that you have to be right, but it does mean that you believe you are providing truthful information.

You are encouraged to report concerns directly whenever possible. Also, disputes such as appeals from corrective actions must be processed through the company's grievance system. However, if direct reporting has failed or is not comfortable or practical, the Helpline is available 24 hours a day, seven days a week.

What happens when I make a report through the Helpline?

Helpline reports are made and received through a third party call center, Alertline®, and are reviewed and evaluated by the office of CCA's Assistant General Counsel and Compliance Officer before being assigned for investigation or resolution. The Compliance Officer exercises caution and considers potential conflicts of interest and confidentiality concerns prior to assigning reports. Depending on the nature of your report, your concern may be addressed directly by the Compliance Officer, by other members of the Legal department, by representatives from Human Resources, Operations or other departments or by outside resources. If your concern can be properly handled in your region or facility, it may be referred there for resolution. If the matter reported is a dispute suited to the grievance process, such as an appeal from a corrective action, you may be referred to that process to resolve the issue.

What if I want to remain anonymous?

You are encouraged to identify yourself to assist the company in addressing your concern. The company has put in place confidentiality and non-retaliation policies in order to avoid negative repercussions for those who make good faith reports. If you nonetheless are uncomfortable identifying yourself, you can report anonymously through the Helpline. When reporting anonymously, provide as much information as possible and follow up through the Helpline to respond to requests for further information.

Resources

Contacts

Local

Your supervisor and facility management staff
Your Human Resources manager

Facility Support Center

Human Resources department 615-263-3000
Legal department 615-263-3000
Assistant General Counsel
& Compliance Officer 615-263-3036

Ethics & Compliance Helpline. 1-866-757-4448
www.8667574448.compliance-helpline.com

Do the right thing. It will gratify some people and astonish the rest.

—Mark Twain

Policies

The Code of Ethics and Business Conduct and Facility Employee Supplement are part of FSC & Facility Policy 3-3, which is available on the company share drive or through your local Human Resources department.

The Code of Conduct is available on our website at www.correctionscorp.com (under the "Corporate Governance" section of the "Investor" page) and on the HelpLine website.



Code of Ethics and Business Conduct

Introduction

Corrections Corporation of America is committed to compliance with all laws and regulations applicable to its business and operations. Persons covered by this Code of Conduct are responsible for acquainting themselves with all the legal and policy restrictions applicable to their duties and responsibilities and for conducting themselves accordingly. Over and above such legal restrictions, the company expects its directors and employees, as well as other covered persons, to conduct themselves in a manner consistent with the CCA Way Guiding Principles and otherwise observe high standards of business and personal ethics in the discharge of their duties.

The laws and principles of conduct discussed in this Code of Conduct are often complex, and many principles of conduct and behavior are developed in case-by-case determinations. In addition, this Code deals only generally with some of the more important legal and policy principles applicable to company employees. The discussion of particular laws and policies in this Code is not intended to minimize the importance of other laws, policies, professional standards or ethical principles that may apply to the performance of your duties for the company.

Applicability of the Code; Use of Certain Terms

This Code of Conduct applies to all employees and members of the Board of Directors of Corrections Corporation of America and its subsidiaries and affiliated companies, which collectively are referred to as the "company."* The Code also applies to certain other persons who have been engaged to provide goods or perform services for or on behalf of the company and who have agreed to abide by the policies set forth in the Code. All of the foregoing persons are deemed included within the terms "employee" and "you" as used in this Code, except where the context or nature of the policy clearly indicates otherwise.

In addition, as used in this Code, the following terms have the following meanings: "director" means a member of the company's Board of Directors; "executive officer" refers to those officers designated as such from time to time by the Board of Directors; "corporate officer" means the company's vice-president level and above employees, including executive officers; "General Counsel" refers to the company's Executive Vice President and General Counsel or, where the General Counsel has delegated responsibility for a particular matter covered in this Code to another attorney in the company's Legal department, the attorney to whom such responsibility has been delegated; and "manager" refers to an employee who has direct, supervisory responsibility for one or more employees.

** References to specific company policies (for example, FSC & Facility Policy 3-3) may not apply to employees of subsidiaries and affiliated companies. Such employees should consult their supervisors or human resources personnel to identify the comparable policy that applies, if any.*

Administration and Enforcement

Interpretation and Requests for Approval

The company's General Counsel is primarily responsible for administration of this Code of Conduct as a component of the company's Business Conduct Program. Interpretive questions and requests for approval under the Code should be directed to the General Counsel or the employee designated by the General Counsel to receive such questions or requests. Employees are responsible for providing all relevant facts when seeking approvals required under this Code of Conduct. Providing false information or omitting known, relevant facts and circumstances when seeking any required approval is grounds for disciplinary action.

Requests for Waivers

A waiver of a provision of the Code of Conduct shall be requested whenever there is a reasonable likelihood that a contemplated action will violate a Code policy. The determination as to whether a waiver will be granted shall be in accordance with the same process as provided below for violation determinations. Waivers will not be granted except under extraordinary or special circumstances. To the extent required by applicable law, rule or regulation, or as otherwise determined appropriate by the General Counsel in consultation with the Audit Committee, waivers shall be publicly disclosed on a timely basis.

Disciplinary Measures

Any employee who violates the Code of Conduct is subject to disciplinary or corrective action ranging from warnings and reprimands up to and including termination of employment or other service arrangement, and, where appropriate, the filing of a civil or criminal complaint. A director who violates a provision of the Code of Conduct is subject to such sanction as the Board of Directors shall impose, including removal from the board and, where appropriate, the filing of civil or criminal complaints. Notwithstanding the foregoing, the company also preserves and reserves its other rights and remedies against any individual who violates any provision of the Code of Conduct, both at law and in equity.

Determination of Violations

The decision as to whether a violation has occurred shall be made as follows:

(a) If the alleged violation under consideration concerns an executive officer or director, the determination of the existence of any violation shall be made by the Audit Committee of the Board of Directors in consultation with the Chief Executive Officer, General Counsel and/or such external legal counsel as the Audit Committee deems appropriate. If the situation involves a member of the Audit Committee, such member shall recuse himself or herself from consideration of the matter and the determination shall be made by the full Board.

(b) If the situation under consideration concerns any other employee, the determination of the existence of a violation shall be made by the member of the vertical business unit to whom the employee ultimately reports, in consultation with the General Counsel where appropriate.

(c) If the situation concerns a person who is covered by this Code of Conduct but is not an employee or director, the determination of the existence of a violation shall be made by the manager or officer responsible for the engagement and direction of such person, in consultation with the General Counsel.

(d) Whoever makes the decision as to whether a violation has occurred shall document the decision and retain the record of the decision in accordance with the company's records retention policy. These files shall be available to the company's internal audit and legal departments.

(e) In determining whether a violation of any policy has occurred, the committee or person making such determination may take into account to what extent the violations were intentional, the qualitative and quantitative materiality of such violation from the perspective of either the detriment to the company or the benefit to the employee, the policy behind the provision violated and other relevant facts and circumstances.

Amendment

The company reserves the right to amend the policies contained in this Code of Conduct, in whole or in part, at any time and solely at its discretion. Any amendments or waivers under the Code will be publicly disclosed on a timely basis to the extent required by applicable law or stock exchange requirement or as otherwise determined to be appropriate by the General Counsel in consultation with the Audit Committee of the company's Board of Directors.

Basic Responsibilities

Responsibilities of All Employees

All employees must conduct themselves in a lawful and ethical manner at all times and in all aspects of their relationship and/or employment with CCA. In particular, your business and professional decisions and your behavior while employed or engaged by the company should be guided by the CCA Way Guiding Principles, the policies contained in this Code of Conduct and the other company policies and procedures that apply to you.

If you are approached by anyone inside or outside of the company with a request to do something that you recognize to be illegal or unethical, you should refuse to take such action and tell the person making the request that such conduct is contrary to company policy. In some cases, you also may be obligated to report the incident, as discussed under "Reporting Misconduct and Seeking Guidance." No manager may direct a subordinate to violate the Code of Conduct in any respect. Where possible, you must also take reasonable steps to prevent or detect violations of the Code of Conduct.

It is your responsibility to be familiar with and faithfully adhere to the policies, guidelines and standards of conduct that apply to you. It is also your responsibility to report any violations and to seek answers to any questions or concerns you may have concerning possible violations, according to the following instructions. Claims of ignorance or uncertainty about a policy or standard of conduct, good intentions or bad advice are not acceptable as excuses for noncompliance. All employees will be accountable for acting, or failing to act, in accordance with the Code of Conduct.

Additional Responsibilities of Managers and Corporate Officers

Managers must ensure that the employees they supervise understand and comply with the company's standards of conduct. In this regard, the company's corporate officers and others who have significant oversight responsibility (for example, facility wardens) have particular responsibility for setting the right example, or "tone," and for enforcing the company's conduct standards. If you or any of the employees you supervise have questions or concerns about conduct or actions that may be covered by the Code of Conduct, or if you or the employees you supervise have questions about the applicability or interpretation of the principles and standards set forth in the Code, you should seek guidance as discussed next under "Reporting Misconduct and Seeking Guidance."

Reporting Misconduct and Seeking Guidance

CCA's success in upholding its Guiding Principles and enforcing the Code of Conduct depends on each employee seeking advice before problems occur and reporting incidents that raise compliance issues. If you become aware of a known or suspected violation of the Code of Conduct, you must report it. Because many of the policies in the Code of Conduct are general in nature and do not include all circumstances within the intent of the Code, you should report suspected dishonest or illegal activity even if not specifically addressed in the Code. When possible, you must also take reasonable steps to prevent misconduct before it occurs.

Violations may be reported to an appropriate corporate officer or manager, to the Human Resources or Legal departments or through the company's Ethics & Compliance Helpline. It is preferred that you give your identity when reporting violations to allow the company to contact you for further information needed to pursue an investigation. However, you may report or seek guidance on an anonymous basis through the Ethics & Compliance Helpline. Reports of misconduct will be promptly reviewed and, subject to the availability of adequate information to ensure that it can be conducted in an effective and fair manner, investigated. Employees are expected to cooperate in investigations of alleged misconduct.

Employees who become aware of misconduct and fail to take action as described above, or who fail to cooperate in an investigation, are subject to disciplinary action, up to and including termination of employment or other service relationship. On the other hand, if you are involved in a violation, the fact that you reported the violation, together with the degree of cooperation you display, may be given consideration by the company in its investigation and any resulting disciplinary action.

Questions and concerns as to whether actions comply with the Code of Conduct should be handled in the same manner as described above. Disputes between employees and disciplinary action appeals should be handled in accordance with the company's grievance or dispute resolution policies. Allegations of violations that arise out of reports, questions or concerns will be handled in accordance with the procedures set forth in this Code of Conduct under the heading "Administration and Enforcement: Determination of Violations." Reports regarding questionable accounting, internal accounting controls or auditing matters will be handled in accordance with the procedures established by the Audit Committee of the Board of Directors for such reports. In addition, company attorneys and certified public accountants may be subject to other reporting requirements as provided by rules of the Securities and Exchange Commission and/or other professional standards. The reporting requirements set forth in this Code of Conduct are not intended to conflict with any such regulations, requirements or procedures.

Confidentiality

Information provided as required above and the identity of the person providing such information is to be shared only on a "need to know" basis and will be handled in confidence to the extent consistent with the need to conduct an adequate review of the matter. Information provided also is subject to applicable law and the advisory statement below. With respect to anonymous reports, it is the company's policy that attempts should not be made to identify the person making the report, although it may be appropriate in certain circumstances to request that an anonymous reporter voluntarily come forward to assist investigation of the matter reported.

Employees are advised that neither the General Counsel nor any other attorney employed or retained by the company is an attorney for any particular company employee. Accordingly, communications between a company attorney and an employee do not establish an attorney-client relationship between the attorney and the employee, and any privilege that applies to the communications is the company's and as such may be waived in the company's discretion. Information received through such communications, or communications with other company personnel, may be used by the company or may be required to be disclosed in subsequent legal proceedings. If an employee has retained personal legal counsel with respect to a matter he or she is reporting to a company attorney, the employee should notify the company attorney at the initiation of the communication. Finally, company attorneys or other employees receiving information that presents legal and/or operational risks to the company may have a duty to further report and/or act on such information.

Non-retaliation Policy

It is the company's policy that no adverse action will be taken against persons making good-faith reports as required by the Code of Conduct, whether or not the report ultimately proves to be well-founded. "Good-faith" does not mean that you have to be right — but it does mean that you believe you are providing truthful and accurate information.

On the other hand, the company will not tolerate reports that are not made in good faith, such as reports intentionally providing false information, reports that are frivolous or reports made solely to harm the company or another employee. Disciplinary action, up to and including termination of employment or other service relationship, may be taken against any person making such a report.

Employees also are advised that legal protections against retaliation by the company may exist under "whistleblower" laws when providing information or assisting in an investigation by federal regulators, law enforcement, the United States Congress or the company itself with respect to certain types of misconduct. These include, without limitation, violations of certain employment, labor and environment laws and fraud against the company's shareholders. Violation of such whistleblower laws could result in liability for the company as well as the employee taking retaliatory action.

Conflicts of Interest, Corporate Opportunities and Gifts

Introduction

A "conflict of interest" occurs when an individual's personal interests interfere or appear to interfere with the interests of the company. A conflict situation can arise when an employee has interests that make it difficult to perform his or her responsibilities objectively and effectively, such as when a family or financial interest has the potential to influence his or her motivation, judgment or actions with respect to a company business decision. Conflicts of interest may also arise when an employee, or a member of his or her family, receives improper personal benefits as a result of his or her position at the company. See also "Business Conduct and Fair Dealing."

General Policy

Employees Must Avoid Conflicts of Interest

Employees must avoid conflicts of interest or the appearance of such conflicts. In particular, employees must avoid any outside financial interests that might conflict with the company's interests. Such outside interests could include, among other things:

1. Personal or family financial interests in enterprises that do business with the company, such as relatives who are employed by or own an interest in vendor companies.

2. Acquiring any interest in outside entities, properties, etc., in which the company may have an interest. This would include acquiring stock in businesses being considered for acquisition, or acquiring real estate the company wishes to purchase.

3. Serving as a director, officer, employee or consultant to any vendor, supplier, customer or agency.

Employees Must Report and Seek Guidance with Respect to Potential Conflicts

Employees must report any material transaction or relationship that could result in a conflict of interest to the appropriate manager or corporate officer and seek guidance with respect to whether entering into such transaction or relationship is appropriate. Potential conflict situations involving a corporate officer or director must be reported to the General Counsel and, if appropriate, the committee of the Board of Directors that would be responsible for making a waiver determination.

Certain Conflict Situations

The following are situations the company has identified as those for which a specific rule or guidance is needed. They are not intended to be all-inclusive and any situation stated below as generally permissible remains subject to the general conflict of interest policies stated above.

Serving as a Director, Officer or Employee of a Non-company Business

The company expects its employees to devote their full energies to their work. Therefore, an employee's outside activities must not reflect adversely on the company or give rise to a real or apparent conflict of interest with the employee's duties with the company. Employees must be alert to potential conflicts of interests and be aware that they may be asked to discontinue any outside activity should such a conflict arise.

Employees (but not directors and other covered persons) must have written approval from the appropriate manager in advance of accepting an appointment or position to serve as a director, partner, owner, officer or employee of any non-company business. If the service is permitted, then any employee acting in this dual capacity must inform the applicable manager if at any time such service results in a conflict or the potential for a conflict so that appropriate action can be taken (for example, termination of the service relationship or removal from any discussion or vote involving the third party).

Any director who accepts a nomination to serve as a director of another public company shall, in the case where such nomination has not previously been disclosed, notify the company's Board of Directors sufficiently in advance of service to allow the company opportunity to ensure compliance with applicable securities law and stock exchange requirements.

Volunteering in civic and charitable organizations is encouraged for employees, and participation in such activities shall not be deemed to require the approval set forth above. However, employees must ensure that such participation does not interfere with their duties to the company or otherwise result in a conflict of interest.

Employees as Contractors or Vendors

Purchase orders may not be established for an employee or for a partnership, corporation or other entity in which an employee is, directly or indirectly, a principal or major stockholder without the prior approval of (i) with respect to a director or executive officer, the Board of Directors, (ii) with respect to a corporate officer, the General Counsel or (iii) with respect to any other employee, the appropriate manager. In general, this policy does not apply to publicly held entities in which an employee owns less than one percent (1%) of the outstanding stock or securities.

Prohibition on Taking the Company's Corporate Opportunities

Employees of the company stand in a fiduciary relationship to the company and must advance its legitimate interests when the opportunity to do so arises. It is a breach of this duty for any such person to take advantage of a business opportunity for his or her own or another person's personal profit or benefit when the opportunity is within the corporate powers of the company and when the opportunity is of present or potential practical advantage to the company. By way of example, no employee should acquire an interest in real estate that could be of interest to the company. If such a person so appropriates such a corporate opportunity, the company may claim the benefit of the transaction or business and such person exposes himself or herself to liability in this regard. It is the company's policy that no employee may take a corporate opportunity without the consent of the Board of Directors.

Understanding Permissible Business Gifts

The general purpose of gifts and favors in a business context is to create goodwill. If they do more than that, and could reasonably be expected to unduly influence judgment or create a feeling of obligation, employees must not accept them. In particular, employees may not (i) solicit any kind of gift or personal benefit from present or potential suppliers or customers, (ii) accept gifts of money (or monetary equivalents), whether solicited or unsolicited, or (iii) accept any thing of value that could be construed as a bribe, kickback or similarly unlawful payment. Subject to the prohibitions above and so long as they could not reasonably be expected to unduly influence your judgment or create a feeling of obligation, the following transactions generally are permitted:

1. Acceptance of gifts, gratuities, amenities or favors based on obvious family or personal relationships (such as those with parents, children or spouse) when the circumstances make it clear that those relationships, rather than the business of the company, are the motivating factors;

2. Acceptance of meals, refreshments, travel arrangements or accommodations, or entertainment (including tickets for events) of reasonable value in connection with a meeting or other event involving bona fide business discussions or intended to foster better business relations;

3. Acceptance of advertising or promotional material of reasonable value such as pens, pencils, note pads, key chains, calendars and similar items;

4. Acceptance of discounts or rebates on merchandise or services that do not exceed those available to other customers;

5. Acceptance of gifts of reasonable value related to commonly recognized events or occasions, such as a promotion, new job, wedding, retirement or Christmas; or

6. Acceptance of civic, charitable, education or religious organizational awards for recognition of service and accomplishment.

If there is any doubt regarding acceptability, the item should be refused or returned. In the case of a perishable gift, it may be contributed to a charitable organization in the donor's name. Also, the donor should receive written notification of the return or disposal of the gift and the employee's manager should be copied on such correspondence.

The purpose of this policy is to avoid violations of law and to ensure that the company's business is safeguarded from bribery and undue influence. This policy is not intended to discourage all personal relationships with others who may do business with the company, which often are appropriate and desirable. However, when you have dealings with persons who have business with the company, the requirements of the law and this policy and the potential for the appearance of conflicts of interest must be kept in mind.

For the rules governing when it is appropriate for an employee to give business gifts to others, see "Gifts to Government Officials" and "Business Conduct and Fair Dealing."

Potential Conflicts by Family and Friends

These conflict of interest guidelines are not intended to interfere with your personal life, but there may be situations where the actions of family members and close personal friends create a conflict of interest or the appearance of a conflict. For example, gifts or other benefits offered to an employee's family member by suppliers or potential suppliers are considered business gifts and it is the same as if they were given to the employee. Further, if an employee's spouse, relative or close personal friend is directly involved in a business that would like to provide goods or services to the company, the employee should avoid using his or her position at the company to influence the bidding process or negotiation in any way, and it may be appropriate to remove oneself from decision-making processes involving such persons. In general, situations involving family members and close personal friends require great scrutiny and guidance should be sought, as directed above.

Political Activity and Government Relations

As a provider of services to federal, state and local governments, it is imperative that the company and each company employee strictly adhere to all applicable laws and regulations governing involvement in the political process and avoid even the appearance of impropriety in dealing with government officials or seeking business from the government. Corporate involvement in the political process is strictly regulated at all levels of government and, in some cases, such as corporate contributions to campaigns for federal office, prohibited. In addition, government officials and contractors are subject to increasingly stringent and complex rules designed to avoid conflicts of interest, including limits on gift giving to and the hiring of government officials.

If you have any question about the appropriateness of any action taken or to be taken with respect to the company's involvement in the political process or its dealings with the government, you should contact the General Counsel immediately. See also "Business Conduct and Fair Dealing."

Employee Political Activity

Each employee is encouraged to participate actively in the political affairs of his or her community, state and country, and to stay informed on public issues and on the positions and qualifications of candidates for public office. However, each person should ensure that his or her personal political activities are lawful and separate from those of the company. In addition, this activity must not unreasonably interfere with such individual's ability to perform his or her duties for the company and must not be inconsistent with applicable laws, rules and regulations or company policy. An employee may make personal contributions in his or her discretion; however, such contributions are on a voluntary, personal basis and may not be reimbursed in any way by the company.

Employees considering running for election to public office must discuss such matters in advance with their supervisors to assure that their responsibilities at the company are not compromised. This policy does not prohibit consideration for personal leaves of absence by the company employees to pursue elected or appointed governmental positions. Requests for personal leaves of absence will be considered and administered according to the applicable company policies and procedures.

Company Political Activity

All contributions by or in the name of the company, including those believed to be in conformity with the law, must be approved in advance by the General Counsel or his designee. In addition, the establishment, operation and administration of any company-sponsored political action committee must be conducted in strict compliance with applicable law and with the approval and involvement of the General Counsel. No person may be reimbursed from company funds for making any contribution, expenditure or payment, directly or indirectly, for the use or benefit of, or in support of or opposition to, any political party or candidate in violation of law.

Subject to the above restrictions, contributions may be made by the company to political action committees, political parties, independent advocacy groups or candidates to the extent permitted by applicable law, and such contributions may be designated in favor of specific candidates or issues if such designation is not prohibited by applicable federal, state or local law. When such contributions are made, legal requirements with respect to limitations on amount and the reporting of contributions shall be strictly followed.

In addition, all company employees who are or may be involved in "lobbying" (as defined by applicable law) or retaining others to lobby on behalf of the company are responsible for ensuring that they and the company comply with applicable laws and regulations governing such activity, including registration and reporting requirements. In addition, such employees should seek to confirm that those retained to lobby on the company's behalf comply with and meet any legal restrictions or requirements applicable to their activities for the company.

Gifts to Government Officials

What is acceptable practice in the commercial business environment may be against the law or federal, state or local government regulations. No thing of value may be offered, promised or given, directly or indirectly, to any government employee without the prior approval of the General Counsel. The term "thing of value" includes, among other things, gifts, meals, entertainment, travel and accommodations. Thing of value generally does not include promotional or other materials of de minimus or no economic value; however, you are strongly encouraged to seek guidance prior to providing anything to a government official.

Furthermore, no employee may engage in conduct or a pattern of conduct that could be construed as an unlawful bribe, kickback, gratuity or similar payment to a government official, nor may any employee offer, promise or give to any government official anything that he or she knows or has reason to know such person may not accept under ethics or other rules applicable to such person. In no circumstance is it acceptable to rely on a government official to reject an offered gift.

Hiring Current and Former Government Officials

Employees should also be aware that strict laws govern recruiting and/or negotiating with government employees for future employment at the company, particularly if the government employee had any role in awarding or managing contracts with the company. Prior advice and approval must be obtained from the General Counsel prior to communicating with any current or former government employee about working for the company as an employee, agent or consultant.

Obtaining Government Business

In obtaining government business, the company must use only legitimate methods. Employees are strictly prohibited from seeking or receiving information which the company is not authorized to possess concerning potential government business. This would include, but is not limited to, proprietary data, pricing information of other competitors for government contracts and non-public documents relating to government purchasing. In addition, any employee who inadvertently receives any such information must immediately notify the appropriate supervisor and the General Counsel. See also "Confidential Information of Other Companies."

False Statements to Government Officials

It is a violation of company policy as well as criminal statutes for employees to make false statements or false claims for payment to the government. A false statement to a government official may be actionable if made orally or in writing, and may include making an affirmatively misleading statement or concealing a material fact. Moreover, an employee may violate this policy even if he or she does not make the statement directly, but only provides false information to another employee or third party, knowing that it will later be provided to the government. This policy applies in particular to any and all certifications and forms provided to the government. See also "Requests from Government Agencies."

Business and Confidential Information

Accuracy, Retention and Disposal of Documents and Records

Each employee is responsible for the integrity and accuracy of the company's documents and records in order to comply with regulatory and legal requirements and also to ensure records are available to support our business practices and actions. No employee may alter or falsify information on any record or document. In particular, records must never be destroyed in an effort to deny governmental authorities that which may be relevant to a governmental investigation or proceeding. Documents and records are to be retained and disposed of in accordance with the company's records retention policy (FSC & Facility Policy 1-15), as well as such other policies and requirements as may be applicable to specific types of records (for example, contract requirements and policies applicable to medical records). Each employee is responsible for understanding and maintaining familiarity and complying with the company's records retention and disposal requirements. See also "Accurate and Timely Periodic Reports."

Confidential Information of the Company

Confidential or proprietary information developed or acquired by the company and not generally available to others is a valuable asset of the company and must be kept confidential and protected against theft, loss or improper disclosure. Confidential or proprietary information of the company includes any information which is not generally known and which is useful or helpful to the company and/or which would be useful or helpful to the company's competitors. The company owns all rights to any information that could be classified as confidential or proprietary and that is acquired by the company or developed in whole or in part by one or more employees or consultants of the company in the course of such person's duties, or as a result of his or her employment or retention by the company.

All employees must safeguard the company's trade secrets and confidential information and refuse any improper access to trade secrets and confidential information of any other company, including the company's competitors.

Common examples of confidential or proprietary information include, but are not limited to, the following: lists of customers and pending projects; wage and salary data; pending acquisitions, joint ventures or other affiliations; projected earnings; changes in management or policies; computer software; financial data (including occupancy rates); planned new services or areas in which the company intends to expand; any plans the company may have for improving any of its services; or documents which may be specifically labeled "confidential" or "proprietary."

Employees may not discuss, disclose or permit the disclosure of any confidential or proprietary information to any person or firm outside of the company or to any person who might be in a position to disclose such matters to company's competitors. This obligation to maintain the confidentiality of confidential or proprietary information of the company continues to apply after an employee leaves the company or a director leaves the Board of Directors.

Documents or computerized files containing company confidential information should not be copied, removed from company premises or released to any person outside of the company, except as necessary to perform job functions and based upon prior authorization. All documents and computerized files containing confidential or proprietary information of the company, as well as all other company property, must be returned to the company immediately upon termination of employment.

See also FSC & Facility Policy 1-07 and "Protection and Use of Company Property" and "Insider Trading."

Confidential Health Information

Some employees may come in contact with health information that is confidential to inmates/residents or other employees. Employees handling employee health or other personal information should consult the company's policies regarding employee personnel records (FSC & Facility Policy 3-09) and seek guidance from an appropriate Human Resources manager if needed. Employees who handle or could reasonably be expected to handle employee or inmate/resident health information must also be familiar with and abide by the company's policies with respect to the handling and transmission of "protected health information" (as defined by the Health Insurance Portability and Accountability Act of 1996, FSC & Facility Policies 13-35 and 13-74).

Confidential Information of Other Companies

While the company and its employees should always be alert to their competitive surroundings and obtain as much information as possible about the marketplaces in which the company operates, such activities must be conducted in accordance with sound and ethical commercial practices. Neither the company nor its employees should be a party to any situation in which such proprietary or confidential information has been improperly obtained from any other company, such as by a former employee of that company. If you are approached with any offer of confidential or proprietary information that you have reason to believe may have been obtained improperly, you must immediately discuss this matter with an appropriate manager or corporate officer and, if you have or are considering accepting such information, alert the General Counsel.

Business Conduct and Fair Dealing

General Policy

The company expects that all employees will perform their duties in good faith and in the best interests of the company. Each employee must endeavor to deal fairly with the company's customers, suppliers, competitors and other employees. No employee shall take unfair advantage of anyone through manipulation, concealment, abuse of privileged or confidential information, misrepresentation of a material fact, or any other unfair-dealing practice, nor shall any employee give any bribe or unlawful kickback or similar payment to any person or entity doing or seeking to do business with the company.

Relationships with Competitors

The company is committed to fair competition. The most important laws governing competitive practices in the United States are the federal anti-trust laws, which are designed to protect economic freedoms and promote competition. It is the company's policy to fully comply with anti-trust laws. Most serious anti-trust violations deal with attempts to restrict competition through agreements or understandings with competitors, suppliers or customers. Accordingly, there should be no contact with a competitor of the company unless prior legal advice is obtained. Price fixing and related agreements to lessen or eliminate competition between competitors can be implied from such contacts and have the gravest consequences of all anti-trust offenses. While beneficial in many respects, participation in trade associations necessarily results in contacts with competitors. Anti-trust sensitive topics must be avoided, and activities of the association should be closely monitored by legal counsel for the association.

No employee shall engage in any activity that competes with the company, nor shall any such person reveal any trade secrets that are unique to the company or are the company's proprietary information. Each employee has a fiduciary responsibility to take care that no information deemed confidential to the company be passed to competitors.

Relationships with Customers

Employees shall act in a professional manner at all times when representing the company. In dealing with the company's customers, employees shall use prudent judgment and exercise good faith. No employee shall misrepresent, circumvent or conceal the nature of any material aspect of any transaction when dealing with a customer. If a relationship between an employee and a customer or a potential customer exists that potentially creates a conflict of interest, that employee shall remove himself/herself from all dealings with that customer. See also "Political Activity and Government Relations."

Protection and Use of Company Property

Employees have a duty to protect and conserve the company's property and to ensure its efficient use for proper purposes. Employees shall use the company's assets for the company's legitimate business purposes only. Company property includes anything that (a) is used to further the business of the company, whether located on company premises or otherwise, and (b) is not owned or leased individually by an employee. Company property additionally includes leased property and equipment, computer programs, documents, data and information downloaded on an employee's personal computer.

The assets of the company, including equipment and office supplies, must not be taken out of the company's offices or facilities by any employee or other person, except for purposes of performing his or her job. If removed from the company's offices or facilities for valid company uses, the property must be returned when it is no longer needed for such company purposes. Upon termination of employment, employees shall return all company property in their possession or control.

Telephones, electronic mail and e-mail systems (including electronic bulletin boards) are property of the company and must be used primarily for business purposes and only occasionally for personal reasons. A more detailed description of the proper uses of company technology may be found in FSC & Facility Policy 1-8.

Accurate and Timely Periodic Reports

Accuracy and reliability in the preparation of all business records, financial statements and reports to regulatory and other government agencies is of critical importance to the corporate decision-making process and to the proper discharge of the company's financial, legal and reporting obligations. The company is committed to providing full, fair, accurate, timely and understandable disclosure in the periodic reports and documents that it is required to file with the Securities and Exchange Commission. To this end, the company shall:

- comply with generally accepted accounting principles at all times;
- maintain and strictly adhere to a system of internal accounting controls and procedures that will provide reasonable assurances to management that all transactions are properly recorded;
- maintain books and records that accurately and fairly reflect the company's transactions;
- prohibit the establishment of any undisclosed or unrecorded funds or assets;
- maintain disclosure controls and procedures that will provide reasonable assurances to management that material information about the company is made known to management on a timely basis, particularly during periods in which the company's periodic reports are being prepared; and
- present information in a clear and orderly manner in the company's periodic reports.

All business records, expense accounts, vouchers, bills, payroll, service records and other statements and reports are to be prepared with care and honesty. False or misleading entries are prohibited. For example, no payment shall be requested, approved or made with the intention or understanding that it will be used for any purpose other than that described in the documentation supporting the payment. All corporate funds and assets are to be recorded in accordance with applicable corporate procedures. Compliance with accounting procedures and internal control procedures is required at all times. It is the responsibility of all employees to ensure that both the letter and the spirit of corporate accounting and internal control procedures are strictly adhered to at all times. See also "Business and Confidential Information: Accuracy, Retention and Disposal of Documents and Records."

In addition, it is a violation of company policy and may constitute a violation of federal law for an employee, acting individually or under the direction of a corporate officer or director, to take any action to fraudulently influence, coerce, manipulate or mislead any independent or certified accountant engaged in the performance of an audit of the company's financial statements.

Insider Trading

The information contained herein is a summary of the company's Insider Trading Policy, and employees are strongly encouraged to consult the full policy (FSC & Facility Policy 3-21) for a complete description.

The company's Insider Trading Policy prohibits: (i) trading in company securities, directly or indirectly, while you are in possession of material nonpublic information concerning the company; (ii) trading in securities of other publicly traded companies while you are aware of material nonpublic information about that company that you obtained in the course of your employment with the company; and (iii) disclosing material nonpublic information about the company or any company with which the company deals to anyone outside the company or recommending to anyone the purchase or sale of any such securities while you are aware of such information ("tipping").

"Material nonpublic information" means information that a reasonable investor would consider important in making a decision on whether to buy, sell or hold a security, and that is not generally known or available to the public. Common examples of "material" information include knowledge of new services; earnings or dividend figures; changes in senior management; significant accounting developments; new contracts with customers or suppliers; actual or threatened major litigation, or the resolution of such litigation; and pending or proposed tender offers, acquisitions, mergers and dispositions of businesses or significant assets. As a general rule, information is considered "nonpublic" until the expiration of two (2) full trading days after the information is released to the general public, typically through a press release or filing with the SEC.

The Insider Trading Policy also contains restrictions and guidance applicable to specific types of transactions, such as transactions in company securities held in the company's 401(k) plan, transactions in company stock options, short sales and hedging and margin loan transactions. Additional restrictions apply to the company's executive officers and directors and to certain other individuals designated by the administrators of the Policy.

Federal and state securities laws prohibit insider trading and tipping, and violators face potentially severe penalties. Violators of the Insider Trading Policy also face company-sanctioned penalties, up to and including termination of employment.

Employment and Work Environment

This section summarizes some of the company's employment policies. It is not intended to be an exhaustive statement concerning such policies. You should consult the company's employment-related policies and procedures, some of which are referenced below, for a further discussion of these policies, as well as related information and additional policies.

Equal Employment Opportunity; Sexual Harassment

The company is an equal opportunity employer and does not discriminate in its employment practices. It is the company's policy that all employees be treated with respect and courtesy. No person may be discriminated against concerning recruitment, employment, promotion, termination of employment or any other term or condition of employment because of such person's race, color, gender, creed, religion, age, handicap, disability, national origin, ancestry, marital status or any other bias prohibited by federal, state or local law including Title VII of the Civil Rights Act of 1964, as amended.

No employee of the company shall engage in any type of conduct whatsoever that could be construed as sexual harassment under the guidelines established by the Equal Employment Opportunity Commission and as established by the company's policy prohibiting sexual harassment (FSC & Facility Policy 3-17). Verbal and physical contact of a sexual nature by any employee or supervisor, including sexual advances, requests for sexual favors or other conduct that tends to create an intimidating, hostile or offensive work environment, is strictly prohibited. All incidents of sexual harassment should be immediately reported as stated under "Reporting Violations and Seeking Guidance."

If an employee feels he or she has been discriminated against on the basis of his or her race, color, gender or other protected category, or sexually harassed, he or she should immediately report the matter as stated under "Reporting Misconduct and Seeking Guidance."

The company is also strongly committed to complying with all federal and state laws and any amendments thereto governing employment, including but not limited to: the Americans with Disabilities Act; the Employee Retirement Income Security Act; Title VII of the Civil Rights Act; the Occupational Safety and Health Act; the Labor Management Relations Act; the Age Discrimination in Employment Act; the Fair Labor Standards Act; the Immigration Reform and Control Act; the Equal Pay Act; the Workers' Adjustment and Retraining Notification Act; and all similar, applicable laws in each state in which the company conducts its business.

The company's General Counsel and the company's Human Resources officials can provide employees with information on these laws and can direct any questions regarding these laws to the proper authority. See also FSC & Facility Policy 3-17.

Employee Safety and Health

The health and safety of all employees is a primary concern of the company. The following statement describes the guidelines necessary to achieve the company's goal of protecting its employees from recognized hazards in the workplace. This statement is not intended to be a substitute for the company's more detailed policies and procedures regarding employee safety and health, which contains any applicable federal, state or local requirements. Employees should refer to Chapter 8 of the company's FSC & Facility policies and procedures for further information in this regard.

The company and its employees must comply with all federal, state and local health and safety laws and regulations, including the rules and regulations of the Occupational Safety and Health Administration (OSHA). The company and its employees share responsibility for maintaining a safe work environment.

The company encourages employees' involvement with the company's health and safety programs to ensure the safety and health of the work environment and to minimize workplace hazards. All employees are encouraged to make suggestions to their supervisor concerning how to improve workplace safety. The company also requires employees to fully comply with the company's safety and health programs and all relevant OSHA standards.

Drug-free Workplace

The company is committed to maintaining a drug-free workplace and will not tolerate on its premises either the manufacture, dispensation, possession, distribution or use of illicit drugs or alcohol while on duty. The company will not tolerate an employee being under the influence of illicit drugs or alcohol while on duty. The company will not tolerate an employee's misuse of prescription medication while on duty or on the company's premises. The company also prohibits the consumption of alcoholic beverages on company premises other than in connection with functions approved by the company. The company will immediately discipline anyone who violates this policy, and this discipline could take the form of discharge.

In addition, the company has implemented a drug testing policy for applicants for employment and for current employees. FSC & Facility Policy 3-15 contains a complete description of the company's drug and alcohol and testing policies.

Ethical Concerns

The company desires to create a work environment in which ethical concerns can be raised and openly discussed. If an employee raises an uncomfortable question or criticizes another employee, corporate officers and managers must welcome the employee's questions or concerns, and, as appropriate, seek assistance in addressing them. If such corporate officer or manager does not know how to answer such a question or address a concern, the company's Human Resources officials or the General Counsel will assist the corporate officer or manager in this regard.

Open Communications

The company encourages open communications, and the company strives to be responsive to problems and concerns. Though honest disagreements will occur, no one employed by or associated with the company or one of its facilities should be required to subordinate their reasonable and lawful professional standards, judgment or objectivity to those of any other individual. When differences of opinion may arise, they should be referred to appropriate management levels within the company for resolution.

External Communications

Political Communications

Communication of the company's views to legislators, governmental agencies or the general public concerning legislation and governmental policies or practices affecting the company's business operations is not prohibited, so long as such communication is made in accordance with applicable laws, such as those laws related to lobbying. In many circumstances, the company's interests will require timely and effective communication of its views on public issues and policies affecting the company, its business and its stockholders. See also "Political Activity and Government Relations."

Requests from Government Agencies

It is the company's policy to cooperate fully with reasonable and appropriate requests from any governmental agency concerning the company's operations. The company seeks to assure that its responses to government inquiries are complete, timely and properly coordinated, and also protect the rights of those involved. Guidelines for responding to requests from government agencies are described below. See also FSC & Facility Policy 1-10.

(a) In order to assure that a request for information is properly authorized by a government agency, all requests must be made in writing prior to the company making any response.

(b) Only certain individuals within the company are authorized to respond without prior approval. The General Counsel will designate such individuals.

(c) Unless an employee has been informed in writing that he or she is authorized to respond to the inquiry of a government agency, any contact with a government employee must be referred to his or her supervisor and/or the General Counsel to determine the most appropriate individual to respond to the inquiry.

(d) In order to preserve a record of the company's response to a government inquiry, all responses must be made or otherwise documented in writing.

(e) Any response to a government inquiry must consider the need to protect individual privacy.

(f) All responses to any government inquiry must be truthful and complete.

No employee may ever destroy or alter any company documents in anticipation of a request for those documents from any government agency or court. If any employee believes that such conduct has occurred or may occur, he or she should immediately contact his or her supervisor and the General Counsel. See also "Business Information: Accuracy, Retention and Disposal of Documents and Records.

Employees who are contacted by law enforcement agents are advised that: (1) they should contact their supervisor (in the case of an employee) or the General Counsel (in the case of a corporate officer) immediately; (2) they have the right to speak or decline to speak, as all such conversations by them are entirely voluntary; (3) they have the right to speak to legal counsel before deciding to be interviewed; and (4) they can insist that legal counsel be present if the employee agrees to be interviewed.

Communication with the News Media

Only company personnel specifically designated by the company's executive officers (designated spokespersons) may initiate contact with newspaper reporters, representatives of the broadcast media, or any other members of the press or respond to inquiries of any kind by the press that in any way deal with or affect the company.

Any employee of the company contacted by a member of press should first inform the person making the inquiry of this company policy and refer the person to the designated spokesperson. Any employee so contacted must then inform one of the designated spokespersons of such contact. One of the designated spokespersons, in his or her discretion, may authorize another employee to make contact with the press or respond to a press inquiry. See also FSC & Facility Policy 1-4.

Facility Employee Standards of Conduct

Facility employees and others who in the course of their duties conduct business with or within a company correctional facility must also be familiar with and are expected to abide by the standards of conduct set forth in the Facility Employee Supplement to the Code of Conduct, which is included within the company's policies and procedures as an Appendix to FSC & Facility Policy 3-3.

Summary information contained in this Guide regarding the Code of Conduct and other company policies and procedures is provided for informational purposes only. Such information is not intended as a separate statement of CCA policy or as a substitute for or supplement to CCA's official policies and procedures.

Neither this Guide nor the Code of Conduct is an employment contract or a guarantee of continued employment. CCA policies, guidelines and procedures, including the Code of Conduct, are subject to change by the company at any time.

Copyright © 2005. Corrections Corporation of America. All rights reserved.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 26, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Corrections Corporation of America

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the Mercy Investment Program and the Province of St. Joseph of the Capuchin Order (which are hereinafter referred to collectively as the "Proponents"), each of which is the beneficial owner of shares of common stock of Corrections Corporation of America (hereinafter referred to either as "CCA" or the "Company"), and which have jointly submitted a shareholder proposal to CCA, to respond to the letter dated January 13, 2006, sent to the Securities & Exchange Commission by Bass, Berry & Sims PLC on behalf of the Company, in which CCA contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in CCA's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests that in setting performance standards for executive compensation that social responsibility be included, along with financial criteria, as a factor to be considered.

RULE 14a-8(i)(7)

Although the Company has cited numerous no-action letters, it has made no reference to those that are most relevant. In recent years the Staff has considered no-action requests by several companies with respect to shareholder proposals that request that in setting performance standards for executive compensation that social responsibility be included as one of the factors to be considered. See, e.g., *SBC Communications Inc.* (January 25, 2005); *General Electric Company* (January 10, 2005); *The Walt Disney Company* (December 15, 2004); *Household International, Inc.* (February 26, 2001). Two of these letters upheld the shareholder proposal and two of them excluded it. The key difference can be found by contrasting the proposal in *SBC Communications* with that in *General Electric*, decided only two weeks earlier. In one instance (General Electric), the proponent had not provided any clue as to whom they meant to include as being within the term "executive compensation", while in the other proposal (SBC Communications), the proponent had made a reference to "top executives". Thus, in *SBC Communications*, the proponents made it clear which group of corporate officials they were addressing and their proposal was held not to be applicable to the general workforce and thus not excludable under Rule 14a-8(i)(7). In the instant case, the proponents via a number of different methods, have made it perfectly clear that their proposal is addressed only to the executive officers of the company.

In the first place, as the Company itself points out (first full paragraph on page 3 of its letter), the Proponents in the instant case have defined the scope of the applicability of their proposal by referring, as did the proponents in *SBC Communications*, to the Company's "top executives" and also refer to the "top officers". It is therefore abundantly clear that the proposal does not refer to compensation policies for the general workforce, but rather refers to compensation policies for the same class of company officials as did the substantively identical shareholder proposal in *SBC Communications*. In this connection, it is instructive that a shareholder proposal that used the phrases "top executives" and "executive compensation" somewhat interchangeably in a somewhat different context was held by the Staff not to pertain to the compensation of the general workforce. *AOL Time Warner Inc.* (February 28, 2003). The same is true in the instant case.

The *AOL Time Warner* letter is also instructive in another way. The shareholder proposal at issue in that case asked for a comparison of executive compensation and the pay of the company's lowest paid workers. The reference to lowest paid workers did not make the proposal one pertaining to compensation of the general workforce. Similarly, in the instant case, the suggestion that treating employees "justly" should be included in the responsibilities of the CEO should not cause the proposal to be deemed to pertain to the compensation of the general workforce. In this connection, we note that with respect to shareholder proposals where the compensation of the general workforce is explicitly mentioned as one factor among many in a shareholder proposal addressing more general matters, the Staff has not deemed that mention as sufficient to render the proposal as one dealing with the general workforce. Most notably, two years ago the Staff rejected a registrant's contention that a "sustainability" proposal was excludable because it contained the following paragraph in the Whereas Clause:

> We believe corporate sustainability includes a commitment to healthy communities and a healthy environment including paying a sustainable living wage to employees in the United States and every country where our company operates. Workers need to have the purchasing power to meet their basic needs.

Wal-Mart Stores, Inc. (February 17, 2004); *Johnson Controls, Inc,* (November 15, 2002) (Accord, when proposal used identical language.)

In this connection, we note that the Staff has often upheld shareholder proposals when the reference to wages is not central to the request in the Resolve clause. *KMart Corporation* (March 16, 2001) (ILO principles) (1st and 7th paragraphs of whereas clause refers to sustainable living wage); *Nordstrom, Inc* (March 31, 2001) (contract suppliers) (6th whereas clause refers to wage adjustments); *The Warnaco Group, Inc.* (March 14, 2001) (vendor standards) (1st whereas clause refers to concern about low wages; 3rd clause refers to living wage; 5th clause refers both to sustainable living wage and calls for wage adjustments); *Kohl's Corporation* (March 21, 2000) (vendor contracts) (5th clause calls for wage adjustments). The no-action letter reply in *McDonald's Corporation* (March 16, 2001) (principles for doing business in China) goes even further, and permits a reference to wages that meet a worker's basic needs, even though that is part of the substantive part of the resolution, rather than an argument in support of the resolution. Most recently, in a proposal to establish a supplier code of conduct based on International Labor Organization Conventions, the inclusion of a specific reference to the convention on collective bargaining did not caused the proposal to be treated as one pertaining to the compensation of the general workforce. *Costco Wholesale Corporation* (September 29, 2004).

Finally, the Proponents' shareholder proposal makes explicit reference to the Board's Compensation Committee, including, *inter alia*, specifically requesting that the Compensation Committee amend its list of factors used in setting the compensation of the Chief Executive Officer. The purpose of CCA's Compensation Committee, according to the opening paragraph of its Charter, "is to discharge the responsibilities of the Board of Directors of the Company relating to compensation of the Company's executive officers, as well as to oversee the Board's evaluation of such officers". It is therefore obvious that the Proponents' shareholder proposal deals not with the compensation of the general workforce, but rather with those officers that are the concern of the Compensation Committee Report (which, as specified in Item 402(k) of Regulation S-K includes only the registrant's "executive officers").

For the foregoing reasons, the Proponents' shareholder proposal does not refer to compensation for the general workforce, but rather for compensation of the executive officers of the Company. It therefore is not subject to exclusion from the Company's proxy statement by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

In the first place, nothing that the Company has argued would support the exclusion of the entire proposal on the ground that it is vague and indefinite. The Company has raised a vagueness issue only with respect to the Supporting Statement. Even in the unlikely event that the Staff were to agree that the Supporting Statement is vague in its entirety and ordered the omission of that portion of the proposal, that would be no justification for banning the remainder of the proposal (Whereas Clause and Resolve Clause) which would exist on their own as an "unvaguely" stand-alone proposal.

The basic flaw with the Company's argument is that it contends that if the proposal does not attempt to "micro-manage" the Company (e.g. by setting the standards for health care and safety rather than requesting the Company to set them), then the proposal is vague and indefinite. On the contrary, it is not the role of the shareholders to set such details, but rather to point out, via shareholder proposals, those areas where new policies are needed. Indeed, this is the underlying philosophy of the "micro-managing" exclusion under Rule 14a-8(i)(7). It is therefore inconsistent with the philosophy and purpose of Rule 14a-8 to fault proposals that call for policy change on the ground that they fail to specify the details of the suggested new policy. In the instant case, the Proponents' shareholder proposal asks the Compensation Committee to establish new criteria in setting the compensation of the top officers of the Company and suggests some of the specific matters that might be covered. That is the appropriate role for a shareholder proposal. Requiring that the suggested criteria be more specific would be inappropriate, just as would a shareholder proposal that suggested that compensation be tied to growth in sales, but, to forestall an argument that the term "growth" is vague, set a requirement for a specific rate of growth.

The company's argument that portions of the proposal are irrelevant is equally flawed. A reasonable shareholder should have no difficulty in understanding, e.g., the relevance of an article about inadequate health care in facilities of the type run by the Company to a shareholder proposal calling for including social responsibility in executive compensation. Nor does the fact that the suggested social responsibility criteria are fitted to the specific activities of the registrant make irrelevant the fact that social responsibility criteria (presumably adapted to what the registrant actually does) are used by numerous registrants.

In short, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable in its entirety by virtue of Rule 14a-

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In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Howard H. Lamar III
Proponents
Sister Pat Wolf

FAX TRANSMISSION

To: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Fax Number: 202-772-9201

From: Paul M. Neuhauser
Tel and Fax: 941-349-6164

Date: February 26, 2006

Re: Shareholder proposal submitted to Corrections corporation of America

Number of pages, including this page = 6

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 15, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Corrections Corporation of America
Incoming letter dated January 13, 2006

The proposal request that the board's compensation committee, when setting executive compensation, include social responsibility as well as corporate governance financial criteria in the evaluation.

There appears to be some basis for your view that Corrections Corporation of America may exclude the proposal under rule 14a-8(i)(7), as relating to Corrections Corporation of America's ordinary business operations. In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is other matters, including the ordinary business matter of general compensation. Accordingly, we will not recommend enforcement action to the Commission if Corrections Corporation of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Corrections Corporation of America relies.

Sincerely,



Geoffrey M. Ossias
Attorney-Examiner